UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd._________

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____February 19, 2004____________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 28, 2003

Item 3: Press Release

A Press release dated and issued November 28, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce a non-brokered flow-through private placement of 1,714,286 units for proceeds of $600,000.

Item 5: Full Description of Material Change

CanAlaska Ventures Ltd. (the “Company”) is pleased to announce a non-brokered flow-through private placement of 1,714,286 units for total proceeds of $600,000.  Each unit will consist of one flow-through common share at a price of $0.35 and one half of one non-transferable, non-flow-through share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.45 per Warrant Share.

Endeavour Flow Through Limited Partnership 2003 will purchase 860,000 units.

Strand Securities Corporation will be paid a Finder’s Fee of 60,000 non-flow-through units.

A Finder’s Fee of 7% may be paid in cash or shares for the non Endeavour portion of the private placement.

The foregoing is subject to regulatory approval.

The Company announced a non-brokered private placement of 2,000,000 units on November 4, 2003.  The Company has extended the private placement to January 30, 2004, subject to price review.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____December 1, 2003___________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CANALASKA VENTURES LTD.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Tel:  604-685-1870

Fax:  604-685-8045

Toll Free:  1-800-667-1870

Toronto Venture Exchange Trade Symbol: CVV

November 28, 2003

OTCBB:  CVVLF

NON-BROKERED $600,000 FLOW-THROUGH FINANCING

CanAlaska Ventures Ltd. (the “Company”) is pleased to announce a non-brokered flow-through private placement of 1,714,286 units for total proceeds of $600,000.  Each unit will consist of one flow-through common share at a price of $0.35 and one half of one non-transferable, non-flow-through share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.45 per Warrant Share.

Endeavour Flow Through Limited Partnership 2003 will purchase 860,000 units.

Strand Securities Corporation will be paid a Finder’s Fee of 60,000 non-flow-through units.

A Finder’s Fee of 7% may be paid in cash or shares for the non Endeavour portion of the private placement.

The foregoing is subject to regulatory approval.

The Company announced a non-brokered private placement of 2,000,000 units on November 4, 2003.  The Company has extended the private placement to January 30, 2004, subject to price review.

ABOUT CANALASKA

CanAlaska is a diversified mineral exploration company focused on its Gold and Platinum projects in Alaska,  British Columbia, Labrador, Ontario and Quebec.  The company is currently negotiating on various precious metal and base metal projects in Canada, United States, New Zealand, Mongolia and China.

CanAlaska’s business model since inception has been to use the option/joint venture model (JV) with Major and Mid-tier mining companies and with well-funded Junior exploration companies.  Management’s objective is to overcome the exploration odds by sharing the risk while maintaining an attractive capital structure by creating shareholder wealth through the exploration and development of diversified mineral projects on an international scale.

On behalf of the board of directors

Harry Barr

Harry Barr, President

TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release CUSIP#137089108

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 28, 2003

Item 3: Press Release

A Press release dated and issued November 28, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Management is pleased to announce that CanAlaska Ventures Ltd (CVV: TSX) has acquired it’s first New Zealand gold projects, The Cascade Creek Projects.

Item 5: Full Description of Material Change

See attached news release dated November 28, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____December 1, 2003___________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CANALASKA VENTURES LTD.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Tel:  604-685-1870

Fax:  604-685-8045

Toll Free:  1-800-667-1870

Toronto Venture Exchange Trade Symbol: CVV

November 28, 2003

OTCBB:  CVVLF

CANALASKA TO EXPLORE FOR GOLD IN NEW ZEALAND

Management is pleased to announce that CanAlaska Ventures Ltd (CVV: TSX) has acquired it’s first New Zealand gold projects, The Cascade Creek Projects.

Management recognizes New Zealand represents an exceptional exploration opportunity. Historical gold production, compared with other geologically similarly endowed gold mineral provinces in the world, indicates that New Zealand is significantly under explored and as such is highly prospective for the discovery of new gold deposits. Many of the current targets have excellent potential to host economic gold mineralization at depth or in nearby environments. CanAlaska’s consultants and geologists feel that there are considerable similarities between various Alaskan style gold deposits and gold targets found in New Zealand.

Harry Barr, President of CanAlaska stated “the company will continue to expand it’s New Zealand exploration programs through additional direct license applications, potential acquisitions or joint ventures with existing prospecting groups and mining companies in the country”.

Cascade Projects

The Projects are located in the Buller/Reefton area. The Reefton Gold Field, on the West Coast of the South Island, produced more than 2 million ounces (62 tonnes) of gold from 1870 until 1951.  The Cascade Projects are located NW of the Reefton Gold Field in mineralized granites, and have striking similarities to the 5.6 million ounce Pogo Deposit under development by Teck-Cominco in Alaska, according to Curt Freeman, principal of Avalon Development Corp, experts in Alaskan style gold deposits. Avalon has been responsible for many gold discoveries within the State of Alaska. Mr Freeman has been instrumental in reviewing CanAlaska’s potential acquisitions in New Zealand.

Historical Exploration

New Zealand has a long gold mining history, dating back to the 1840’s, and includes such firsts as the operation of the world’s first commercially successful gold dredge. The dredge operated in the Clutha River until 1901 recovering approximately 17,000 ounces (528 kg) of gold. More than 200 gold dredges operated in Otago and Southland between the 1890s and 1915. Placer operations are currently active in Otago and the west coast of the South Island.

Gold exploration activities in New Zealand throughout most of the 20th century were hampered by low gold prices; however increased exploration in the 1980’s resulted in the discovery of several mines, including the Martha and Golden Cross mines at Waihi, the Macraes mine in Otago, and the Globe-Progress open pit prospect at Reefton. Further exploration at Globe-Progress and the Blackwater Mine in Reefton Goldfield has identified depth extensions of the lode systems. In 1995, gold production in New Zealand finally increased to the levels of the 1900’s.  In 1983, production output was 10,000 ounces (311 kg) by 1995 this level had increased to 390,000 ounces (12 tonnes). At present there are 50 gold mining operations in New Zealand and annual gold production is approximately 11.8 tonnes.

Today, the  Macraes open pit  Mine, ( 150-175,000 oz/ yr ) in Otago and Martha open pit Mine  (100,000  oz per yr) in Waihi are the only two large producing gold mines. Both are hard rock mines which operate to environmental guidelines set by New Zealand's Crown Minerals. An expansion of to the Martha Mine is expected to extend mine life to 2007. Macraes has an extensive resource base of over 4 million ounces and its Globe Progress open pit mine has been approved for development by New Zealand Crown Minerals.

In addition to exploration activities, CanAlaska is also investigating a listing on the New Zealand Exchange (NZX) to better profile its continued exploration activities in New Zealand.

 Cascade Projects:

CanAlaska may acquire a 100% of the Cascade Gold Projects and 100% ownership of a New Zealand Company for the following consideration: cash payments of US $40,000, and the issuance of up to 600,000 shares within 2 years of regulatory approval.  The foregoing is subject to regulatory approval.

About CanAlaska

CanAlaska is a diversified mineral exploration company focused on gold, diamond, and platinum projects in Alaska, British Columbia, Labrador, Ontario and Quebec. CanAlaska's business model since inception has been to use the option/joint venture model (JV) with Major and Mid-tier mining companies and with well-funded Junior exploration companies. Management's objective is to maintain attractive capital structure by creating shareholder wealth through the exploration and development of diversified mineral projects on an international scale. The company is currently negotiating on various precious metal and base metal projects in Canada, United States, New Zealand, Mongolia and China.

On Behalf of the Board of Directors

“Harry Barr”

Harry Barr

President

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

December 5, 2003

Item 3: Press Release

A Press release dated and issued December 5, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company wishes to increase the non-brokered flow-through private placement to $750,000.

Item 5: Full Description of Material Change

Further to CanAlaska Ventures Ltd. (the “Company”) news release announced November 28, 2003 regarding a non-brokered flow-through private placement of 1,714,286 units for total proceeds of $600,000, the Company wishes to increase the financing of the non-brokered flow-through private placement to 2,142,858 units for total proceeds of $750,000 subject to regulatory approval.  Each unit will consist of one flow-through common share at a price of $0.35 and one half of one non-transferable, non-flow-through share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.45 per Warrant Share.  All other information from the news release dated November 28, 2003 remains the same.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____December 9, 2003___________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CANALASKA VENTURES LTD.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Tel:  604-685-1870

Fax:  604-685-8045

Toll Free:  1-800-667-1870

Toronto Venture Exchange Trade Symbol: CVV

December 5, 2003

OTCBB:  CVVLF

NON-BROKERED FLOW-THROUGH PRIVATE PLACEMENT

INCREASED TO $750,000

Further to CanAlaska Ventures Ltd. (the “Company”) news release announced November 28, 2003 regarding a non-brokered flow-through private placement of 1,714,286 units for total proceeds of $600,000, the Company wishes to increase the financing of the non-brokered flow-through private placement to 2,142,858 units for total proceeds of $750,000 subject to regulatory approval.  Each unit will consist of one flow-through common share at a price of $0.35 and one half of one non-transferable, non-flow-through share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.45 per Warrant Share.  All other information from the news release dated November 28, 2003 remains the same.

ABOUT CANALASKA

CanAlaska is a diversified mineral exploration company focused on its Gold and Platinum projects in Alaska, British Columbia, Labrador, Ontario and Quebec.  The company is currently negotiating on various precious metal and base metal projects in Canada, United States, New Zealand, Mongolia and China.

CanAlaska’s business model since inception has been to use the option/joint venture model (JV) with Major and Mid-tier mining companies and with well-funded Junior exploration companies.  Management’s objective is to overcome the exploration odds by sharing the risk while maintaining an attractive capital structure by creating shareholder wealth through the exploration and development of diversified mineral projects on an international scale.

On Behalf of the Board of Directors

“Harry Barr”

Harry Barr

President

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

CANALASKA VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 OCTOBER 2003 and 2002

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet

Canadian Funds

ASSETS	October 31 2003	April 30 2003
Current
Cash	$854,870	$147,469
Accounts and advances receivable	13,942	24,958
Portfolio investments (Note 4)	442,646	412,575
	1,311,458	585,002
Restricted Cash - Flow-Through (Note 9b)	58,490	65,886
Long-Term Investments (Note 5)	1	1
Mineral Property Costs - Schedule (Note 6)	1,776,821	1,760,186
Capital Assets (Note 7)	67,577	50,216
	$3,214,347	$2,461,291

LIABILITIES
Current
Accounts payable and accrued liabilities	$53,532	$54,710
Current portion of loan payable (Note 8)	-	7,350
	53,532	62,060
Loan Payable (Note 8)	-	-
Continued Operations (Note 1)
Commitments (Note 12)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 9)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
20,010,117 (April 30, 2003 -14,675,117) shares outstanding	19,240,426	18,706,926
Share subscriptions received	415,200	-
Contributed Surplus (Note 9ci)	10,912	-
Deficit - Statement 2	(16,505,723)	(16,307,695)
	3,160,815	2,399,231
	$3,214,347	$2,461,291

ON BEHALF OF THE BOARD:

“Harry Barr”                                             , Director

“Bernard Barlin”                                      , Director

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

Common Shares			Accumulated
	Number	Amount	Deficit	Total
Balance - 30 April 2000	6,568,281	$16,692,177	$(11,424,404)	$5,267,773
Issuance of shares for:
- Private placements	3,255,778	1,405,200	-	1,405,200
- Exercise of warrants	325,000	74,750	-	74,750
Share issuance costs	71,724	(45,157)	-	(45,157)
Loss for the year	-	-	(3,267,300)	(3,267,300)
Balance - 30 April 2001	10,220,783	18,126,970	(14,691,704)	3,435,266
Issuance of shares for:
- Private placements	1,900,000	190,000	-	190,000
- Properties	720,000	161,600	-	161,600
- Finders' fee on property	75,000	13,500	-	13,500
Share issuance costs	-	(22,444)	-	(22,444)
Loss for the year	-	-	(1,057,328)	(1,057,328)
Balance - 30 April 2002	12,915,783	18,469,626	(15,749,032)	2,720,594
Issuance of shares for:
- Private placements	1,466,667	170,000	-	170,000
- Properties	235,000	60,550	-	60,550
- Finders' fee on property	25,000	6,750	-	6,750
- Share issuance costs	32,667	-	-	-
Loss for the year	-	-	(558,663)	(558,663)
Balance - 30 April 2003	14,675,117	$18,706,926	$(16,307,695)	$2,399,231

Issuance of shares for:
- Private placements	5,245,000	524,500	-	524,500
- Exercise of warrants	40,000	4,000	-	4,000
- Properties	50,000	5,000	-	5,000
- Finders' fee on property	-	-	-	-
- Share issuance costs	-	-	(28,620)	(28,620)
Loss for the period	-	-	(169,408)	(169,408)
Balance - 31 October 2003	20,010,117	$19,240,426	$(16,505,723)	$2,734,703

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statement of Loss
Canadian Funds

	3 Months Ended October 31	3 Months Ended October 31	6 Months Ended October 31	6 Months Ended October 31
	2003	2002	2003	2002
General and Administrative Expenses
Consulting fees (Note 9ci)	$49,090	$11,832	$54,558	$28,638
Management fees	23,153	24,022	45,938	44,100
Accounting and audit	2,200	5,700	4,000	11,900
Insurance, licenses and filing	23,954	21,915	29,293	27,244
Rent	10,004	10,004	20,007	20,007
Shareholder relations	14,295	21,530	15,280	34,421
Wages, commissions and benefits	9,519	7,387	18,494	14,514
Office and miscellaneous	6,415	12,734	8,591	20,987
Travel, food and lodging	7,787	9,283	8,021	16,279
Bank charges and interest	601	1,251	1,065	3,218
Legal fees	2,027	-	3,002	132
	149,045	125,891	208,249	221,440
Other Items
Mineral property costs written off	-	-	-	-
Write-down of investments (Note 4)	-	-	-	-
Foreign exchange, net	(1,260)	-	-	-
Loss from equity investments	-	-	-	-
Corporation capital tax	-	-	-	-
Gain on sale of capital assets	-	-	(15,118)	-
Insurance proceeds	-	-	-	-
Reimbursement of administration costs	-	-	-	-
Mineral property recoveries in excess of expenditures	-	-	-	-
Interest and other income	(807)	(971)	(1,013)	(1,818)
Loss (gain) on sale of portfolio investments	(22,710)	(9,691)	(22,710)	(47,091)
	(24,777)	(10,632)	(38,841)	(48,909)

Loss for the Period	$(124,268)	$(115,259)	$(169,408)	$(172,531)

- See Accompanying Notes -

#

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statement of Cash Flows
Canadian Funds

	3 Months Ended October 31	3 Months Ended October 31	6 Months Ended October 31	9 Months Ended October 31
	2003	2002	2003	2002
Operating Activities
Loss for the period	$(124,268)	$(115,259)	$(169,408)	$(172,531)
Items not affecting cash
Loss (gain) on sale of portfolio investments	(22,710)	(9,691)	(22,710)	(47,091)
Loss from equity investments	-	-	-	-
Write-down of investments	-	-	-	-
Stock compensation costs	10,912	-	10,912	-
Mineral property costs written off	-	-	-	-
Amortization	-	-	-	-
(Gain) on sale of capital assets	-	-	(15,118)	-
	(136,066)	(124,950)	(196,324)	(219,622)
Changes in non-cash working capital	(7,095)	(34,445)	17,760	48,786
	(143,161)	(159,395)	(178,564)	(268,408)
Investing Activities
Proceeds from (purchase of) short-term investments, net	14,953	23,209	14,953	95,060
Proceeds from (purchase of) long-term investments	-	-	-	-
Mineral property expenditures	(21,214)	(78,530)	(21,635)	(155,086)
Recovery of mineral property expenditures	-	-	-	-
Option payments received	10,000	-	10,000	-
Purchase of capital assets	(48,861)	-	(32,479)	-
	(45,122)	(55,321)	(29,161)	(60,026)
Financing Activities
Advances from (to) related parties	-	-	-	50,482
Loan payable	(7,350)	(2,332)	(7,350)	(4,664)
Share subscriptions received	415,200	-	415,200	-
Shares issued, net of issuance costs	499,880	100,000	499,880	100,000
	907,730	97,668	907,730	145,818

Net Increase (Decrease) in Cash	719,447	(117,048)	700,005	(182,616)
Cash position - Beginning of period	193,913	413,466	213,355	479,034
Cash Position - End of Period	$913,360	$296,418	$913,360	$296,418

Cash Position Consists of:
Cash	$854,870	$296,418	$854,870	$296,418
Restricted cash – flow-through	58,490	-	58,490	-
	$913,360	$296,418	$913,360	$296,418

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$-	$2,800	$5,000	$60,550
Shares issued for services	$-	$-	$-	$-
Shares issued for debt	$-	$-	$-	$-
Shares issued for finders’ fees	$-	$-	$-	$6,750
Shares received for mineral properties	$-	$-	$-	$-

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Mineral Property Costs

Canadian Funds

	October 31, 2003
	Acquisition Costs	Exploration Costs	Total	April 30 2003 Total
Alaska Properties
Acquisition	$-	$-	$-	$11,234
General exploration costs	-	13,116	13,116	5,831
Sale proceeds	-	-	-	-
	-	13,116	13,116	17,065

Manitoba Property
Starlight
Acquisition	-	-	-	24,000
Geophysical and general	-	-	-	-
Option payments received	-	-	-	-
Reimbursement of exploration costs	-	-	-	(25,000)
	-	-	-	(1,000)

Ontario Properties
Mantle Lake
Acquisition	-	-	-	-
General exploration costs	-	-	-	-
	-	-	-	-
Fire River
Acquisition	-	-	-	-
Geophysical	-	-	-	-
	-	-	-	-
Baird and Birch-Uchi
Acquisition	5,000	-	5,000	3,000
Staking	-	-	-	4,800
General exploration costs	-	7,243	7,243	-
Option payments received	-	-	-	(15,000)
	5,000	7,243	12,243	(7,200)

Quebec Properties
Otish Mountain
Acquisition	-	-	-	-
Geophysical	-	-	-	-
	-	-	-	-
Glitter Lake
Acquisition	-	-	-	-
General exploration costs	-	-	-	-
Geophysical	-	-	-	-
Sale proceeds	(10,000)	-	(10,000)	-
	(10,000)	-	(10,000)	-
Raglan			-	3,000
Acquisition	-	-	-	4,800
			-	(15,000)
Balance Carried Forward	$(5,000)	$20,359	$15,359	$(7,200)

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedule of Mineral Property Costs

Canadian Funds

#

	October 31, 2003
	Acquisition Costs	Exploration Costs	Total	April 30 2003 Total
Balance Forward	$(5,000)	$20,359	$15,359	$53,293

Newfoundland Properties
Botwood Basin and Gander
Acquisition	-	-	-	60,500
Staking	-	-	-	24,000
Drilling	-	-	-	56,799
Consulting	-	-	-	58,540
Geophysics	-	-	-	33,784
General exploration costs	-	-	-	819
Government assistance	-	-	-	(39,822)
	-	-	-	194,620

Other Properties	421	855	1,276	1,370

Costs for the Year	(4,579)	21,214	16,635	249,283
Balance - Beginning of year	330,100	1,430,086	1,760,186	1,722,849
Mineral property costs written off	-	-	-	(211,946)
Balance - End of Year	$325,521	$1,451,300	$1,776,821	$1,760,186

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $16,505,723.  The ability of the company to continue as a going concern is dependent upon, among other things, obtaining additional financing (Notes 13b and e) to continue operations, explore and develop the mineral properties and the discovery, development and sale of ore reserves.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the company’s wholly owned subsidiaries, CanAlaska Resources Ltd. USA (“U.S.A.”), and International CanAlaska de Mexico S.A. de C.V. (inactive).  These subsidiaries have been accounted for using the purchase method.

b)

Cash

For purposes of reporting cash flows, the company considers cash to include amounts held in banks and highly liquid investments with maturities at point of purchase of 90 days or less.  The company places its cash with institutions of high-credit worthiness.

c)

Investments

The company accounts for investments, in which it has a 20% or greater interest or where the company has a significant influence, on the equity basis, whereby the investment is initially recorded at cost and increased or decreased to reflect the company's share of any earnings or losses of the investee.  Other investments are recorded on the cost basis.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

d)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received on the sale of a resource property, on option payments received or on exploration advances received are treated as a reduction of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e)

Joint Ventures

Certain of the company’s properties are the subject of joint venture agreements.  Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

f)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

g)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provides for amortization on the following basis:

•

Office equipment - 20% declining balance method

•

Automotive equipment - 30% declining balance method

•

Mining equipment - 30% declining balance method

One-half of the above rate is applied in the year of acquisition.

h)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

i)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

j)

Stock-Based Compensation - Change in Accounting Policy

The company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments.  It is applied on a prospective basis and applies to all awards granted by the company on or after 1 May 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

k)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

l)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

3.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts and advances receivable, portfolio investments, restricted cash, accounts payable and loan payable.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

4.

Portfolio Investments

Details are as follows:

	2003
	Book Value	Market Value	April 30 2003 Book Value
Pacific North West Capital Corp. ("PFN")	$225,924	$1,332,663	$227,035
Freegold Ventures Limited. ("ITF")	131,829	184,594	100,647
Secure Enterprise Solutions Inc. ("SES")	-	-	-
Other portfolio investments	84,893	92,103	84,893
	$442,646	$1, 609,360	$412,575

These investments have been accounted for using the cost method.  Both PFN and ITF are companies with certain directors in common with the company.  During the year, the company had a gain on sale on portfolio investments of $ 22,710 of which $ 4,240 was on the sale of PFN shares and $18,470 was on the sale of ITF shares. The maximum percentage owned of PFN or ITF by the company at any time during the year was less than 10%.

5.

Long-Term Investments

Pursuant to a Financing and Management Agreement dated February 2000, the company invested in a 40% interest in WebDispatchers, a British Columbia private company involved in software development.  As at 30 April 2003, the company had invested $546,658 in WebDispatchers.

Due to the ongoing losses of the investment, as well as market conditions, management wrote down its investment in WebDispatchers, in fiscal 2001, to a nominal value.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

6.

Mineral Property Costs

Details are as follows:

	2003
	Acquisition Costs	Exploration Costs	Total	2002 Total
Alaska Properties	$183,058	$1,304,887	$1,487,945	$1,457,343
Quesnel Canyon, British Columbia	1	855	856	1
Starlight Property, Manitoba	-	-	-	16,955
Baird and Birch-Uchi Properties, Ontario	(2,200)	7,243	5,043	-
Quebec Properties
Otish Mountain	90,376	69,470	159,846	128,899
Glitter Lake	43,625	69,266	112,891	119,651
Raglan	10,240	-	10,240	-
	$325,100	$1,451,721	$1,776,821	$1,722,849

a)

Alaska Properties

The company has acquired several mineral claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.

i)

Rainbow Hills Claims

The company has a 100% interest in eleven lode mining claims acquired by staking.

ii)

Gold Hills Claims

By agreements dated November 1989, September 1994, November 1995 and October 1999, the company has the option to earn up to a 50% interest in 51 mining claims.  Under the terms of the agreements, the company, at its option, must pay U.S. $28,500 and incur U.S. $250,000 (U.S. $50,000 incurred to date) by July 2005 on exploration and development on the property.

The optionor is controlled by a director of the company.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

6.

Mineral Property Costs - Continued

iii)

Alaska Properties

During the period, the company optioned up to a 65% interest in the Alaska properties to Freegold, a company with directors in common.  To acquire 50% from the company, Freegold must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon execution of the agreement	-	$10,000	$-
Within 5 days of regulatory approval	50,000	-	-
On or before 31 December 2003	-	20,000	10,000
On or before one year from regulatory approval	50,000	-	-
On or before 31 December 2004	-	30,000	150,000
On or before two years from regulatory approval	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before three years from regulatory approval	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before four years from regulatory approval	50,000	-	-
On or before 31 December 2007	-	-	550,000
On or before five years from regulatory approval	50,000	-	-
On or before 31 December 2008	-	-	590,000
	300,000	$160,000	$2,000,000

Freegold is also responsible for the annual rents due on the property.  Once vested, Freegold can increase its interest to 60% by completing a Feasibility Study within two years.  An additional 5% can be earned by commencing commercial production two years after a positive Feasibility Study.  In the event that a bankable Feasibility Study indicates an internal rate of return in excess of 15%, Freegold will be required to make cash payments of $250,000 per year for each year the project is not put into commercial production.

This agreement is subject to regulatory approval.

b)

Quesnel Canyon, British Columbia

The company has a 100% interest in a placer lease located in the Cariboo Mining Division, British Columbia.

Due to a lack of exploration undertaken on the property, management has written down the costs of this property to $1.

c)

Starlight Property, Manitoba

By agreement dated 20 April 2001, the company acquired a 100% interest in the Starlight claims located in northern Manitoba.  The company acquired the property by reimbursing costs of $25,000 and issuing 200,000 common shares.

During the prior year, the company did not complete sufficient assessment work to keep the property in good standing and consequently, the claims were permitted to expire.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

6.

Mineral Property Costs - Continued

d)

Ontario Properties

i)

Baird Property, Ontario

By agreement dated 24 February 2003, the company may earn a 100% interest in certain properties in the Red Lake greenstone belt, known as the Baird property.  As consideration, the company, at its option, must complete the following:

	Issue Shares		Cash Payments
Upon execution of agreement (paid)	-		$3,000
Within 15 days of regulatory approval (issued)	25,000	*	-
On or before 24 February 2004	25,000	*	6,000
On or before 24 February 2005	25,000	*	12,000
On or before 24 February 2006	25,000	*	20,000
On or before 24 February 2007	-		30,000
	100,000		$71,000

*

If the company’s share price is higher than $0.51, the number of shares is reduced from 25,000 to 20,000.

The property is subject to a 1.5% Net Smelter Return Royalty (“NSR”).  The company can purchase 0.5% of the NSR for $750,000 and has right of first refusal on the remaining 1%.

By an agreement dated 9 April 2003, the company entered into an agreement with Hawkeye Gold International Inc. (“Hawkeye”), by which Hawkeye could earn a 50% interest in the Baird property by issuing 300,000 shares (50,000 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

ii)

Birch-Uchi Property, Ontario

By agreement dated 24 February 2003, the company may earn a 100% interest in certain properties known as the Birch-Uchi property.  As consideration, the company, at its option, must complete the following:

	Issue Shares		Cash Payments
Within 15 days of regulatory approval (issued)	25,000	*	$-
On or before 24 February 2004	25,000	*	6,000
On or before 24 February 2005	25,000	*	12,000
On or before 24 February 2006	25,000	*	20,000
On or before 24 February 2007	-		30,000
	100,000		$68,000

*

If the company’s share price is higher than $0.51, the number of shares is reduced from 25,000 to 20,000.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

6.

Mineral Property Costs - Continued

d)

Ontario Properties - Continued

ii)

Birch-Uchi Property, Ontario - Continued

The property is subject to a 1.5% NSR.  The company can purchase 0.5% of the NSR for $750,000 and has right of first refusal on the remaining 1%.

By an agreement dated 9 April 2003, the company entered into an agreement with Hawkeye, by which Hawkeye could earn a 50% interest in the Birch-Uchi property by issuing 300,000 shares (50,000 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

e)

Quebec Properties

i)

Otish Mountain

By agreement dated 6 December 2001, the company has the option to acquire a 100% interest in the Otish Mountain Projects, located in Quebec.  In order to complete the terms of the agreement, the company, at its option, must complete the following:

•

Pay $46,456 for reimbursement of staking and transfer costs (paid)

•

Issue 200,000 common shares (issued)

•

Incur $300,000 of exploration and development expenditures on or before 1 February 2005.  As at 30 April 2003 the company has incurred approximately $160,000.

In addition, the company agreed to pay the optionor:

•

a 10% fee for being the field manager (up to $250,000)

•

an additional $25,000 in the event the company intersects kimberlite in a drill program

•

$50,000 in the event two or more macro diamonds are recovered

The property is subject to a 3% NSR.  The company has the option to reduce the NSR to 1% by making payments of U.S. $3,000,000 within 90 days of commercial production.

ii)

Glitter Lake

The company has acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 staking costs and the issuance of 40,000 common shares of the company.

The property is subject to a 1.5% NSR.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

6.

Mineral Property Costs - Continued

e)

Quebec Properties - Continued

ii)

Glitter Lake - Continued

By agreement dated 15 August 2003, the company optioned up to a 70% interest in the Glitter Lake property to PFN, a company with directors in common.  To acquire a 50% interest, PFN must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
On or before 15 April 2003 (completed)	-	$-	$50,000
Upon execution of the agreement	-	10,000	-
Within 5 days of regulatory approval	20,000	-	-
On or before 1st year after approval	20,000	-	-
On or before 15 April 2004	-	-	150,000
On or before 15 August 2004	-	15,000	-
On or before 2nd year after approval	20,000	-	-
On or before 15 April 2005	-	-	200,000
On or before 15 August 2005	-	20,000	-
On or before 15 April 2006	-	-	300,000
	60,000	$45,000	$700,000

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable Feasibility Study within 24 months.  In the event PFN does not complete a bankable Feasibility Study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the Feasibility Study is not completed. Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable Feasibility Study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the company for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares to the value of $100,000 to the Company, within 15 days of PFN becoming vested, or such amount which will result in having PFN spent $1,000,000 in exploration expenditures.

PFN and the company will share the NSR buyout privileges in proportion to their respective interests.

This agreement is subject to acceptance by regulatory authorities.

iii)

Raglan

During the year, the company acquired 128 mineral claims (5,306 ha) in the Raglan area of Northern Quebec through staking.  Total consideration for the acquisition was $10,240.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

6.

Mineral Property Costs - Continued

f)

Newfoundland Properties

i)

Botwood Basin

By agreement dated 4 June 2002, the company had the option to acquire a 51% interest in the Paradise Lake, Rolling Pond and Chiouk Brook properties located in Newfoundland.  In order to complete the terms of the agreement, the company could, at its option, make payments, issue shares and incur exploration costs as follows:

	Payments	Shares	Cumulative Exploration Expenditures
Upon signing (paid, issued and incurred)	$20,000	125,000	$150,000
On or before 4 June 2003	25,000	125,000	$350,000
On or before 4 June 2004	30,000	100,000	$600,000
On or before 4 June 2005	35,000	100,000	$1,000,000
	$110,000	450,000

ii)

Gander

The company acquired by staking, 400 claims located in the Gander area of Newfoundland, subject to a 1% NSR.

During the year ended April 30, 2003, all amounts relating to the Newfoundland properties were written off.

7.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	October 31 2003 Net Book Value	April 30 2003 Net Book Value
Office equipment	$192,922	$165,040	$27,882	$29,674
Automotive equipment	35,535	-	35,535	16,382
Mining equipment	215,516	211,356	4,160	4,160
	$443,973	$376,396	$67,577	$50,216

8.

Loan Payable

The loan payable which is secured by a company vehicle was paid off during the quarter ended July 31, 2003.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

9.

Share Capital

a)

Shares Issued

During the period, the company issued 50,000 shares for mineral properties at a value of $5,000.

During the period, the company closed a private placement of up to 1,500,000 shares at $0.10 per share for gross proceeds of up to $150,000.  Each unit will consist of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share of the company at a price of $0.12 for a three year period from the date of closing.  A finders fee of 7% may be paid.  The private placement is subject to regulatory approval.

During the period, the company closed a private placement of up to 3,500,000 units for gross proceeds of up to $350,000.  Each unit will consist of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share for $0.12 for a period ending two years from the closing date of the placement.  A finders fee of 7% is payable in units.

This is subject to regulatory and shareholder approval.

b)

Flow-Through Shares

During the year ended April 30, 2003, the company issued 466,667 flow-through units by private placement for gross proceeds of $70,000. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.20 expiring 31 December 2003.  A 7% finder’s fee was paid on this flow-through private placement by way of a share issuance of 32,667 shares.

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration before December 31, 2003.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from the flow-through issuance which are not spent on qualifying CEE as at the balance sheet date.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

9.

Share Capital - Continued

c)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.  Options vest on the grant date.

A summary of the company's options at 31 October 2003 and April 30, 2003, and the changes for the years ending on those dates, is as follows:

	October 31, 2003		April 30, 2003
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance - Beginning of year	500,065	$0.50	500,065	$0.50
Granted	100,000	0.10	-	-
Granted	1,000,000	0.25	-	-
Expired	(48,000)	0.50	-	-
Balance - End of year	1,552,065	$0.31	500,065	$0.50

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

9.

Share Capital - Continued

c)

Share Purchase Options - Continued

As at 31 October 2003, the following share purchase options are outstanding:

	Number	Exercise Price	Expiry Date
Options
	37,000	$ 0.50	2 February 2004
	20,000	$ 0.50	31 May 2004
	202,000	$ 0.50	23 February 2005
	85,000	$ 0.50	18 April 2006
	10,000	$ 0.50	7 August 2006
	22,500	$ 0.50	28 August 2006
	38,900	$ 0.50	15 May 2007
	36,665	$ 0.50	24 November 2007
	100,000	$ 0.10	26 May 2008
	1,000,000	$ 0.25	10 September 2008
1,552,065

i)

Non-employees were granted 520,000 options.  This resulted in compensation expense of $10,912, which has been recorded in consulting fees for the period ended 31, October 2003.  The offsetting entry is to contributed surplus.

ii)

The pro forma effect on net loss for the period ended 31 October 2003 of the actual results had the company accounted for the 580,000,000 stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period
Reported	$(169,408)
Pro forma	$(183,096)

iii)

The fair value of stock options used to calculate compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	3.82%
Expected dividend yield	NIL
Expected stock price volatility	102%
Average expected option life in years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

9.

Share Capital - Continued

d)

Share Purchase Warrants

As at 31 October 2003, the following share purchase warrants are outstanding:

	Number	Exercise Price	Expiry Date
Warrants	233,333	$ 0.20	31 December 2003
	2,500,000	$ 0.35	10 April 2006
	1,860,000	$ 0.10	15 January 2007
	1,000,000	$ 0.12	14 November 2007
	1,500,000	$ 0.12	9 September 2006
	3,745,000	$ 0.12	2 October 2005
10,838,333

10.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

During the year, the company paid:

	October 31, 2003	April 30, 2003
Consulting fees to a company controlled by an officer of the company	$6,273	$15,397
Management fees to a company controlled by a director of the company	$45,938	$88,200
Rent to a company controlled by a director of the company	$20,007	$40,015
Accounting fees to a company controlled by an officer of the company	$4,000	$10,950

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

11.

Income Taxes

The company has non-capital losses for income tax purposes of approximately $4,382,000 that may be applied against taxable income in future years and expire as follows:

Amount
2004	$340,000
2005	772,000
2006	523,000
2007	625,000
2008	417,000
2009	1,079,000
2010	626,000
$4,382,000

The company also has approximately $3,759,000 in Canadian and foreign exploration and development expense pools available for carryforward.

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

12.

Commitments

a)

By agreement effective 1 June 1995, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $7,000 per month plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $84,000 plus one year's compensation.

b)

By agreement dated 1 July 2000, the company entered into a five year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2004	$25,272
2005	$25,272
2006 (expiry in June 2005)	$4,212

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2003
Canadian Funds

1.

Subsequent Events

a)

Subsequent to quarter-end, the company closed a private placement of up to 2,000,000 units for gross proceeds of up to $460,000.  Each unit will consist of one common share and one half of one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share for $0.33 for a period ending one year from the closing date of the placement.  A finders fee of 7% may be paid in cash or shares.

This is subject to regulatory  approval.

PRESIDENT’S LETTER

CanAlaska continues to focus its exploration activities on gold projects.  Most recently CanAlaska has acquired two gold properties in New Zealand.  Management recognizes New Zealand represents an exceptional exploration opportunity. Historical gold production, compared with other geologically similarly endowed gold mineral provinces in the world, indicates that New Zealand is significantly under explored and as such is highly prospective for the discovery of new gold deposits. Many of the current targets have excellent potential to host economic gold mineralization at depth or in nearby environments. CanAlaska’s consultants and geologists feel that there are considerable similarities between various Alaskan style gold deposits and gold targets found in New Zealand. The Projects are located in the Buller/Reefton area. The Reefton Gold Field, on the West Coast of the South Island, produced more than 2 million ounces (62 tonnes) of gold from 1870 until 1951.  The Cascade Projects are located NW of the Reefton Gold Field in mineralized granites, and have striking similarities to the 5.6 million ounce Pogo Deposit under development by Teck-Cominco in Alaska.

New Zealand has a long gold mining history, dating back to the 1840’s, and includes such firsts as the operation of the world’s first commercially successful gold dredge. The dredge operated in the Clutha River until 1901 recovering approximately 17,000 ounces (528 kg) of gold. More than 200 gold dredges operated in Otago and Southland between the 1890s and 1915. Placer operations are currently active in Otago and the west coast of the South Island. Gold exploration activities in New Zealand throughout most of the 20th century were hampered by low gold prices; however increased exploration in the 1980’s resulted in the discovery of several mines. CanAlaska is continuing to review other potential projects in New Zealand, and in addition to its exploration activities, CanAlaska is also investigating a listing on the New Zealand Exchange (NZX) to better profile its continued exploration activities in New Zealand.

In addition, a Joint Venture Agreement was signed with Freegold Ventures Limited to explore its Rainbow Hill Project in the Valdez Creek area of Alaska. Drill permits have been applied for and a drill program is slated for May 2004. CanAlaska completed the first hard rock drilling on the Rainbow Hill project in 1990, which resulted in the identification of a 90,285 ounce drill inferred gold resource. There remain several other drill ready targets to be tested, and current exploration activities are expected to focus on expanding current landholdings and exploring this promising new area.  Alaska continues to remain a key area for gold exploration with annual gold discovery rates estimated at some 7 Million oz/year at an average cost of  $5/oz.

In addition to these projects CanAlaska holds additional gold, diamond and base metal properties throughout Canada, and has a significant investment portfolio within the mining exploration industry totalling over 2.4 million free trading shares. CanAlaska is continuing to seek additional projects of merit for exploration and development throughout North America and Internationally.

Thank you, our shareholders for your continued support. Should you have any further questions please do not hesitate to call us at 1.800.667.1870 or visit our website at www.canalaska.com

“Harry Barr”

Harry Barr

President and CEO

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the consolidated financial statements.

Results of Operations

The second quarter ending October 31, 2003 resulted in a net loss of $169,408 which compares with a loss of $172,531 for the same period in 2002. General and administrative expenses for the quarter ending October 31, 2003 were $208,249, a decrease of $13,191 over the same period in 2002. Consulting fees of $54,558 were recorded which included $10,912 in stock option compensation costs. A capital gain of $15,118 was realized on the sale of the company vehicle while all other general and administrative costs were comparable to the previous year.

A capital gain of $22,710 on sale of portfolio investments was also realized as compared to $47,091 during the same period in 2002. During the period, 1,100,000 stock options were granted with the fair value of these stock options using the Black-Scholes Option Pricing Model for non-employees used to calculate the value of $10,912 and the pro forma value of $13,688 to directors and employees disclosed in note 9c2.

During the quarter ended October 31, 2003, $26,635 was incurred on mineral property expenditures with $5,000 of  this amount through the issuance of 50,000 shares. An option payment of $10,000 was received on the Glitter Lake, Quebec property.

Investor and shareholder relations activities undertaken by the company during the quarter ended October 31, 2003 cost $15,280 as compared to $34,421 for the same period in 2002.  These activities included attendance at various trade shows.

 Liquidity and Capital Resources

At October 31, 2003, the Company’s working capital, defined as current assets less current liabilities, was $1,257,926 compared with working capital of $522,942 at April 30, 2003.

The Company has a portfolio of investments with a book value of $442,646 and a market value of $1,609,360 as at October 31, 2003. The main investments consist of 1,017,300 shares of Pacific North West Capital Corp.(“PFN”) and 293,007 shares of Freegold Ventures Limited (“ITF”), which have certain directors in common. These amounts are included in the above working capital.

During the period ended October 31, 2003, 50,000 shares of the Company were issued for mineral properties.  At October 31, 2003, the Company had flow-through funds of $58,490 which have to be spent before December 31, 2003. The Company has total issued and outstanding of 20,010,117 shares at October 31, 2003.

During the quarter-end, the company closed a private placement of up to 5,000,000 shares at $0.10 per share for gross proceeds of up to $500,000.  Each unit will consist of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share of the company at a price of $0.12 for a three year period from the date of closing.  A finders fee of 7% may be paid.  The private placement is subject to regulatory approval.

Subsequent to the quarter-end, the company closed a private placement of up to 2,000,000 units for gross proceeds of up to $460,000.  Each unit will consist of one common share and one half of one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share for $0.33 for a period ending one year from the closing date of the placement.  A finders fee of 7% may be paid in cash or shares.

 CANALASKA VENTURES LTD.

MAY 1, 2003 – OCTOBER 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

See financial statements for details.

2.

RELATED PARTY TRANSACTIONS

See financial statements for details.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Securities issued:

See financial statements for details.

b)

Options granted:

See financial statements for details.

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized share capital:

See financial statements for details.

a)

Shares issued and outstanding:

See financial statements for details.

c)

Options, warrants and convertible securities outstanding:

See financial statements for details.

d)

Shares subject to escrow or pooling agreements.

See financial statements for details.

CANALASKA VENTURES LTD.

MAY 1, 2003 – OCTOBER 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

5.

NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Harry Barr

President and Director

Colin Bird

Director

Bernard Barlin

Director

Hubert Marleau

Director

Taryn Downing

Corporate Secretary and Director

Gordon Steblin

Chief Financial Officer

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